Mail Stop 3561

March 26, 2010

Wai Leung Cheng
Chairman
MCA Holdings Corporation
505 6th Street SW
Suite 2806
Calgary, Alberta
Canada T2P 1X5

       Re: MCA Holdings Corporation
              Form 8-K Filed March 1, 2010
              File No. 000-52162

Dear Mr. Cheng:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                Sincerely,

                Ethan Horowitz
                Staff Accountant